EXHIBIT 4.2

FPA TERMINATION AGREEMENT

This FPA TERMINATION AGREEMENT, dated October 31, 2023 (this “Agreement”), is by and among Vellar Opportunity Fund SPV LLC – Series 7 (“Seller”), SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“Counterparty”) and Endurance Acquisition Corp., a Cayman Islands exempted company (“Endurance”).

RECITALS

WHEREAS, Seller, Endurance, Counterparty, and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Target (“Merger Sub”), entered into that certain Forward Purchase Agreement Confirmation, dated October 24, 2022, as amended pursuant to that certain Forward Purchase Agreement Confirmation Amendment, dated October 25, 2022, by and among Seller, Endurance, Counterparty and Merger Sub (together, the “Confirmation”);

WHEREAS, Seller, Counterparty, Endurance, Merger Sub and ACM ARRT G LLC (“ACM”) entered into that certain Assignment and Novation Agreement, dated as of October 25, 2022 (the “Novation Agreement”), pursuant to which Seller assigned to ACM all of its rights, duties and obligations under the Confirmation with respect to a portion of the Maximum Number of Shares (as defined therein) equal to 4,000,000 Shares (as defined therein) in the Transaction (as defined therein, the “Transaction”);

WHEREAS, as of the date hereof, Seller beneficially owns 2,836,975  Subject Shares (as defined in the Confirmation);

WHEREAS, Seller, Endurance and Counterparty wish to terminate the Confirmation and the Transaction and Seller wishes to relinquish any and all rights relating to 2,599,444 of the Subject Shares beneficially owned by it (the “Transferred Shares”);

WHEREAS, the board of directors of Counterparty has approved this Agreement as set forth in Exhibit 1 hereto;

WHEREAS, Counterparty entered into that certain Share Purchase Agreement, dated August 30, 2023, with MDA Space and Robotics Limited which provides for, among other things, the sale of a subsidiary of the Counterparty and certain other transactions (the “MDA Transactions”); and

WHEREAS, capitalized terms not defined herein shall have the meanings assigned to such terms in the Confirmation.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Termination of Confirmation. Effective upon the payment to Seller of the initial payment and delivery by Seller of the Transferred Shares described in Section 2 hereto on the date hereof:
a.	each of the Confirmation and the Transaction are terminated and of no further force or effect, without any further action by Seller, Endurance or Counterparty;
b.	none of Seller, Endurance, Merger Sub or Counterparty shall have any right, duty or obligation under the Confirmation or the Transaction, or any continuing liability to any other party thereto;
c.
any unpaid amounts owed, invoiced, due or otherwise payable under the Confirmation (including under the ISDA Form or the Definitions, each as defined in, and incorporated by reference into, the Confirmation) or the Transaction shall be deemed to be fully satisfied and released in consideration of this Agreement.

2.	Payment.
a.
Counterparty hereby agrees to pay to Seller in cash an aggregate total amount of $4,334,230, as follows: (i) $1,600,000 within 5 days of the closing of the MDA Transactions, (ii) $500,000 on the 30th day following the date hereof, (iii) $500,000 on each of January 31, 2024, February 29, 2024, March 31, 2024 and April 30, 2024 and (iv) $234,230 on May 31, 2024, in consideration for termination of the Confirmation and the Transaction; provided, that in case any such date referred to in clauses (ii), (iii) and (iv) above shall fall on a day that is not a business day in Israel, payment shall be made on the immediately following business day in Israel.

b.
Seller hereby agrees (i) to, promptly following the payment by Counterparty referred to in clause (a)(i) above, relinquish any and all rights relating to the Transferred Shares and to transfer all of its rights and interests in such Transferred Shares, and cause the same to be delivered, to the holder designated in Exhibit 2 hereto (the “Designated Transferee”), via the delivery instructions set forth on Exhibit 2 and (ii) upon such transfer of such Transferred Shares, the Designated Transferee shall hold good and valid title to such shares, free and clear of all liens, encumbrances, equities or adverse claims.

3.
Mutual Release. Effective upon receipt by Seller of the initial payment referred to in Section 2(a)(i) and the relinquishing by Seller of any and all rights relating to the Transferred Shares as described in Section 2 hereto on the date hereof:

a.
Each of Counterparty and Endurance (together, the “Companies”) hereby releases Seller and its affiliates and their respective partners (both general and limited), members (both managing and otherwise), directors, officers, employees, agents and representatives from any and all obligations, claims, costs, actions, suits, proceedings, investigations, demands, damages, liabilities, sums of money, losses and controversies of every kind and description, whether in law or in equity and whether known or unknown, accrued or unaccrued, matured or unmatured, liquidated or unliquidated, contingent or otherwise (the “Liabilities”), which any of the Companies now has, may now have, has had or may hereafter have against Seller, related to, arising out of or in connection with the Confirmation; and

b.
Seller hereby releases each of the Companies and their affiliates and their respective partners (both general and limited), members (both managing and otherwise), directors, officers, employees, agents and representatives from any and all Liabilities, which Seller now has, may now have, has had or may hereafter have against the Companies, related to, arising out of or in connection with the Confirmation.

4.
Legal Fees. If the Counterparty fails to make any payment referred to in Section 2(a)(ii), Section 2(a)(iii) or Section 2(a)(iv) when such payments become due, then the Counterparty will pay or cause to be paid all documented fees and expenses of the Seller’s counsel incurred in connection with legal proceedings initiated by Seller to collect such payments pursuant this Agreement.

5.
Effect of Novation Agreement. For the avoidance of doubt, the terms and provisions set forth in this Agreement only apply to the portion of the Confirmation and the Transaction, and in each case the rights and obligations thereunder, retained by Seller following the execution of the Novation Agreement.

6.
Execution in Counterparts. This Agreement may be executed by facsimile or .pdf signature in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

7.
Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of New York (without giving effect to the conflict of laws provisions thereof that would result in the application of laws of another jurisdiction).

8.
Third Party Beneficiaries. The Designated Transferee shall be an express third party beneficiary of the obligations of Seller under Section 2(b) of this Agreement and of the representations and warranties of each party in Section 11 of this Agreement. Except as otherwise expressly provided in this Section 8, this Agreement does not create any rights, claims or benefits inuring to any Person that is not a Party hereto nor create or establish any third party beneficiary hereto.

9.
Assignment. This Agreement and the rights hereunder are not assignable by any party hereto unless such assignment is consented to in writing by the other parties hereto and any assignment in contravention to this provision shall be null and void. This Agreement and all the provisions herein shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

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10.
Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to the Agreement. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into the Agreement, as applicable, by, among other things, the mutual waivers and undertakings provided herein.

11.
Representations and Warranties. Each party hereby represents and warrants to each other party that such party (i) has full power and authority to enter into and perform its obligations under this Agreement, (ii) has duly authorized the execution, delivery and performance of this Agreement, and (iii) this Agreement has been duly executed and delivered by such party and, assuming the due execution and delivery of this Agreement by each of the other parties, this Agreement constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).   Seller represents to the Companies that, as of the date hereof, upon the delivery of the Transferred Shares pursuant to Section 2 hereto, it would own 237,531 Shares, good and valid title to which, free and clear of all liens, encumbrances, equities or adverse claims, shall be transferred to ACM as soon as practicable on or after the date hereof, but in any event prior to the date such shares are to be transferred to the Designated Transferee pursuant to the FPA Termination Agreement among Counterparty, Endurance and ACM dated the date hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

VELLAR OPPORTUNITY FUND SPV LLC – SERIES 7

By: /s/ Solomon Cohen
       Name:  Solomon Cohen
       Title: Authorized Representative

SATIXFY COMMUNICATIONS LTD.

By: /s/ Oren Harari
       Name: Oren Harari
       Title: Interim Chief Financial Officer

ENDURANCE ACQUISITION CORP.
By: /s/ Yoav Liebovitch
       Name: Yoav Liebovitch
       Title: Chairman

Exhibit 1 to FPA Termination Agreement

Excerpt of Approval of FPA Termination Agreement dated October 31, 2023, by board of directors of Satixfy Communications Ltd.

Exhibit 2 to FPA Termination Agreement

Transfer instructions for free delivery of Remaining Seller Shares to Designated Transferee